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Filed pursuant to Rule 433
Registration Statement 333-137902
Dated Sept. 22, 2009
ETN & index data as of June 30, 2009

DYY PowerShares DB Commodity Double Long ETN
DPU PowerShares DB Commodity Long ETN
DDP PowerShares DB Commodity Short ETN
DEE PowerShares DB Commodity Double Short ETN

Description
The PowerShares DB Commodity Double Long Exchange Traded Note (Symbol: DYY), PowerShares DB Commodity Long
Exchange Traded Note (Symbol: DPU), PowerShares DB Commodity Short Exchange Traded Note (Symbol: DDP) and
PowerShares DB Commodity Double Short Exchange Traded Note (Symbol: DEE) (collectively, the "PowerShares DB
Commodity ETNs") are the first U.S. exchange-traded products that provide investors with a cost-effective and convenient way to take a long, short or leveraged view on the performance of a broad-based commodity index.

All of the PowerShares DB Commodity ETNs are based on a total return version of the Deutsche Bank Liquid
Commodity Index(TM). The Long and Double Long ETNs are based on the Optimum Yield(TM) version of the Index. The
Short and Double Short ETNs are based on the standard version of the Index. Each index is composed of wheat, corn, light sweet crude oil, heating oil, gold and aluminum futures contracts.

PowerShares DB Commodity ETN & Index Data
Ticker symbols
Commodity Double Long                             DYY
Commodity Long                                    DPU
Commodity Short                                   DDP
Commodity Double Short                            DEE

Intraday indicative value symbols
Commodity Double Long                           DYYIV
Commodity Long                                  DPUIV
Commodity Short                                 DDPIV
Commodity Double Short                          DEEIV

CUSIP symbols
Commodity Double Long                       25154H475
Commodity Long                              25154H459
Commodity Short                             25154H467
Commodity Double Short                      25154H483

Details
ETN price at initial listing                   $25.00
Inception date                                4/28/08
Maturity date                                  4/1/38
Yearly investor fee                             0.75%
Listing exchange                            NYSE Arca
Standard DB Commodity Index symbol           DBLCMACL
OY(TM) DB Commodity Index symbol             DBLCOYER

Index History(1) (Growth of $10,000 since May 31, 2006)
DYY (Index +2x levered) n DPU (Index +1x levered)
$40k
$30
$20
$10
$0     '06     '07       '08       '09

Index History(1) (Growth of $10,000 since Jan. 30, 2004)
DDP (Index -1x levered) n DEE (Index -2x levered)

$40k
$30
$20
$10
$0     '04     '05      '06     '07       '08       '09

                         1 year    3year     5yeaer    10YEAR    ETN Inception
ETN Performance
Commodity Double Long    -78.88       -         -         -          -64.24
Commodity Long           -49.60       -         -         -          -34.97
Commodity Short           93.37       -         -         -           52.06
Double Short             228.43       -         -         -          104.66

Index History

Deutsche Bank Liquid Commodity Index - Optimum Yield
  +2x Levered            -78.88    -13.27       -         -           -64.24
Deutsche Bank Liquid Commodity Index - Optimum Yield
  +1x Levered            -49.60     -2.09       -         -           -34.97
Deutsche Bank Liquid Commodity Index
  -1x Levered             93.37      3.50    -4.99        -            52.06
Deutsche Bank Liquid Commodity Index
  -2x Levered            228.43     -1.98   -16.53        -           104.66

Comparative Indexes2
S&P 500                  -26.21     -8.22    -2.24        �            -27.70
Barclays Capital U.S.
 Aggregate                 6.05      6.43     6.43        -              4.42

--------------------------------------------------------------------------------
Source: DB, Bloomberg
1 Index history is for illustrative purposes only and does not represent actual
PowerShares DB Commodity ETN performance. The inception date of the Deutsche
Bank Liquid Commodity Index (DBLCI) is Jan. 12, 2004. The inception date of the
Index's Optimum Yield version is May 24, 2006. Index history is based on a combination of the monthly returns from the relevant commodity index plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the PowerShares DB Commodity
ETNs, less the investor fee. Index history for the Long and Double Long ETNs is based on the Deutsche Bank Liquid Commodity Index - Optimum Yield(TM), and
index history for the Short and Double Short Commodity ETNs is based on the standard version of the Deutsche Bank Liquid Commodity Index (collectively, the
"Commodity Indexes"). The Commodity Indexes are intended to reflect changes in the Issuer market value of certain commodity futures contracts based on crude oil, heating oil, corn, wheat, gold and Deutsche Bank AG, London Branch aluminum. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis. Long-term
Unsecured Obligations Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index.
PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. For current index and
PowerShares DB Commodity ETN performance, go to dbfunds.db.com/notes.

DYY	PowerShares DB **Commodity Double Long** ETN
DPU	PowerShares DB **Commodity Long** ETN
DDP	PowerShares DB **Commodity Short** ETN
DEE	PowerShares DB **Commodity Double Short** ETN

Index data as of June 30, 2009

Volatility (%)[1,2]	Index +2x	Index +1x	Index -1x	Index -2x
1 Year	67.47	33.70	34.71	69.36
3 Year	52.42	26.24	27.27	54.66
5 Year	–	–	24.17	48.42

Historical Correlation[1,2]	Index +2x	Index +1x	Index -1x	Index -2x
3 Year				
S&P 500	0.259	0.260	–	–
Barclays Capital U.S. Aggregate	0.027	0.028	–	–
5 Year				
S&P 500	–	–	-0.206	-0.207
Barclays Capital U.S. Aggregate	–	–	-0.033	-0.034

Annual Index Performance (%)[1]	Index +2x	Index +1x	Index -1x	Index -2x
2004	–	–	-23.01	-43.51
2005	–	–	-12.77	-28.04
2006	26.64	16.05	-1.23	-8.55
2007	63.47	31.53	-24.82	-47.16
2008	-61.03	-31.45	43.59	81.90
2009 YTD	7.09	4.90	-5.36	-14.15

What are the PowerShares DB Commodity ETNs?

The PowerShares DB Commodity ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are each linked to a total return version of a Deutsche Bank commodity index. The Long and Double Long ETNs are linked to the Deutsche Bank Liquid Commodity Index – Optimum Yield™, and the Short and Double Short ETNs are linked to the standard version of the Deutsche Bank Liquid Commodity Index. Both indexes are designed to reflect the performance of certain commodity futures contracts on crude oil, heating oil, corn, wheat, gold and aluminum.

Investors can buy and sell the PowerShares DB Commodity ETNs at market price on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. Investors may redeem the PowerShares DB Commodity ETNs in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement, which may include a fee of up to $0.03 per security.

Benefits & Risks of PowerShares DB Commodity ETNs

ETNs are some of the more benefit-rich investment vehicles available in the marketplace today.

Benefits

- Leveraged and short notes
- Relatively low cost
- Intraday access
- Listed
- Transparent
- Tax treatment[3]

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Credit risk of the issuer

[2] The S&P 500® Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays Capital U.S. Aggregate Bond Index is an unmanaged index considered representative of the U.S. investment-grade, fixed-rate bond market. Correlation indicates the degree to which two investments have historically moved in the same direction and magnitude. Volatility is the annualized standard deviation of monthly index returns.

[3] Deutsche Bank AG, London Branch, Invesco PowerShares and their affiliates do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties and (ii) was written to support the promotion or marketing of the transactions or matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

Long, Short, and **Leveraged** exposure to commodities has never been easier.℠

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC web site at www.sec.gov. Alternatively, you may request a prospectus by calling 800.983.0903 | 877.369.4617, or you may request a copy from any dealer participating in this offering.

The PowerShares DB Commodity ETNs are not suitable for all investors and should be utilized only by sophisticated investors who understand leverage risk and the consequences of seeking monthly leveraged investment results, and who intend to actively monitor and manage their investments. ***Investing in the ETNs is not equivalent to a direct investment in the index or index components because the current principal amount (the amount you invested) is reset each month, resulting in the compounding of monthly returns. The principal amount is also subject to the investor fee, which can adversely affect returns. The amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the index during the term of the securities.*** **There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your securities may not be offset by any beneficial monthly performances.**

The PowerShares DB Commodity ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the PowerShares DB Commodity ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The PowerShares DB Commodity ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the PowerShares DB Commodity ETNs include limited portfolio diversification, uncertain principal repayment, trade price fluctuations, illiquidity and leveraged losses. Investing in the PowerShares DB Commodity ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB Commodity ETNs even if the value of the relevant index has increased. If at any time the redemption value of the PowerShares DB Commodity ETNs is zero, your investment will expire worthless.

The PowerShares DB Commodity ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of PowerShares DB Commodity ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the PowerShares DB Commodity ETNs. Sales in the secondary market may result in losses.

The PowerShares DB Commodity ETNs are concentrated in commodity futures contracts. The market value of the PowerShares DB Commodity ETNs may be influenced by many unpredictable factors, including, among other things, volatile prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions.

The PowerShares DB Commodity Double Long ETN and PowerShares DB Commodity Double Short ETN are both leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

An investor should consider the PowerShares DB Commodity ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the PowerShares DB Commodity ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement.

Not FDIC Insured – No Bank Guarantee – May Lose Value

© 2009 Invesco PowerShares Capital Management LLC
P-DBCOMM-ETN-PC-1 07/09 powersharesetns.com | dbfunds.db.com/notes 800 983 0903 | 877 369 4617